SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2024

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

 Ryanair Holdings plc

Transaction in own shares

Ryanair Holdings plc (the "Company") today announces that on 29th August 2024 it purchased for cancellation a total of 206,065 ordinary shares of nominal value €0.006 each in the capital of the Company ("Ordinary Shares") and 256,045 Ordinary Shares underlying the American Depositary Shares, as further detailed below.

	Per Ordinary Share	Per Ordinary Share underlying American Depositary Shares
Volume weighted average price paid	€15.7395	US$21.93
Highest price paid	€15.90	US$22.07
Lowest price paid	€15.68	US$21.78

These share purchases form part of the Company's existing share buy-back programme, details of which were announced on 27 August 2024 (the "Programme").

As announced on 27 August 2024, all shares purchased by the Company will be cancelled. In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a schedule of individual trades by J&E Davy on behalf of the Company as part of the Programme is scheduled to this announcement.

Enquires:

Contact:
Peter Larkin
Ryanair Holdings Plc
Tel: + 353 1 945 1212

Issuer name:		Ryanair Holdings plc
LEI		635400BR2ROC1FVEBQ56
ISIN:		IE00BYTBXV33
Intermediary name:		J&E Davy
Intermediary code:		DAVYIE21
Time zone:		BST
Currency:		EUR

Number of Shares	Price Per Share (EUR)	Currency	Trade Time	Trading Venue	MatchID
9911	15.9	EURO	11:51:15	Euronext Dublin	00043039319TRLO0-1
12112	15.87	EURO	12:01:25	Euronext Dublin	00043039423TRLO0-1
34555	15.8	EURO	12:14:38	Euronext Dublin	00043039609TRLO0-1
6477	15.74	EURO	13:03:00	Euronext Dublin	00043039836TRLO0-1
7411	15.73	EURO	13:19:24	Euronext Dublin	00043039919TRLO0-1
8088	15.73	EURO	13:55:22	Euronext Dublin	00043040160TRLO0-1
23000	15.72	EURO	14:20:15	Euronext Dublin	00043040381TRLO0-1
29112	15.695	EURO	14:34:47	Euronext Dublin	00043040589TRLO0-1
31111	15.68	EURO	15:14:19	Euronext Dublin	00043041279TRLO0-1
44288	15.705	EURO	16:22:47	Euronext Dublin	00043042312TRLO0-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:
30 August, 2024

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary